BMO Capital Markets Global
Metals & Mining Conference
Mitchell J. Krebs, President, CEO, and Director
February 23 -
25, 2015
Hollywood, Florida
Filed by Coeur Mining, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Paramount Gold and Silver Corp.
Registration Statement No. 333-201382

NYSE: CDE
Cautionary Statements
This presentation contains forward-looking statements within the meaning of securities legislation in the United States and Canada, including statements regarding anticipated high-return organic and external growth opportunities, free cash flow, cash conservation, the capacity expansion projects at Rochester, permitting, production, costs, crushing rates, recoveries, grades, margins, cash flow, throughput, the new mine plan at Kensington, the anticipated benefits of the Wharf acquisition, the transaction closing of Paramount Gold and Silver Corp, capital and exploration expenditures, Guadalupe underground mining rates, POA 10 approval at Rochester, open-pit and underground mining operations at Palmarejo, anticipated royalty payments, development of the Jualin deposit at the Kensington mine, and initiatives to achieve higher-grade production, efficiencies, lower costs, and balance sheet liquidity. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Coeur's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), changes in the market prices of gold and silver and a sustained lower price environment, the uncertainties inherent in Coeur's production, exploratory and developmental activities, including risks relating to permitting and regulatory delays, ground conditions, grade variability, any future labor disputes or work stoppages, the uncertainties inherent in the estimation of gold and silver ore reserves, changes that could result from Coeur's future acquisition of new mining properties or businesses, reliance on third parties to operate certain mines where Coeur owns silver production and reserves and the absence of control over mining operations in which Coeur or its subsidiaries hold royalty or streaming interests and risks related to these mining operations including results of mining and exploration activities, environmental, economic and political risks of the jurisdiction in which the mining operations are located, the loss of any third-party smelter to which Coeur markets silver and gold, the effects of environmental and other governmental regulations, the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries, Coeur's ability to raise additional financing necessary to conduct its business, make payments or refinance its debt, as well as other uncertainties and risk factors set out in filings made from time to time with the United States Securities and Exchange Commission, and the Canadian
securities regulators, including, without limitation, Coeur's most recent reports on Form 10-K and Form 10-Q. Actual results, developments and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. Coeur disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Coeur undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of Coeur, its financial or operating results or its securities.
Coeur Mining, Inc. is subject to the reporting requirements of the Exchange Act and applicable Canadian securities laws, and as a result we report our mineral reserves according to two different standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of
Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S.
reporting requirements, however, are governed by the SEC’s Industry Guide 7 (as interpreted by the SEC, “Guide 7”). Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
In our public filings in Canada and in certain other announcements not filed with the SEC, we disclose measured, indicated and inferred resources, each as defined in NI
43-101, in addition to our mineral reserves. U.S. investors are cautioned that, while the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are recognized and required by Canadian securities laws, Guide 7 does not recognize them. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves, and therefore U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into Guide 7 compliant reserves.
In this presentation, we modify our estimates made in compliance with NI 43-101 to conform to Guide 7 for reporting in the United States. In this presentation, we use the term “mineralized material” to describe mineralization in mineral deposits that do not constitute “reserves” under U.S. standards. “Mineralized material” is substantially equivalent to measured and indicated mineral resources (exclusive of reserves) as disclosed for reporting purposes in Canada, except that the SEC only permits issuers to report "mineralized material" in tonnage and average grade without reference to contained ounces. We provide disclosure of mineralized material to allow a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements. We caution you not to assume that all or any part of mineralized material will ever be converted into Guide 7 compliant reserves.

NYSE: CDE
Cautionary Statements
Non-U.S. GAAP Measures - We supplement the reporting of our financial information determined under United States generally accepted accounting principles (U.S. GAAP)
with certain non-U.S. GAAP financial measures, including adjusted EBITDA, adjusted net income (loss), costs applicable to sales per silver equivalent ounce, adjusted costs applicable to sales per silver equivalent ounce, all-in sustaining costs, and adjusted all-in sustaining costs. We believe that these adjusted measures provide meaningful information to assist management, investors and analysts in understanding our financial results and assessing our prospects for future performance. We believe these adjusted financial measures are important indicators of our recurring operations because they exclude items that may not be indicative of, or are unrelated to our core operating results, and provide a better baseline for analyzing trends in our underlying businesses. We believe adjusted EBITDA, adjusted net income (loss), costs applicable to sales per silver equivalent ounce, adjusted costs applicable to sales per silver equivalent ounce, all-in sustaining costs, and adjusted all-in sustaining costs are important measures in assessing the Company's overall financial performance. Silver equivalence assumes silver to gold ratio of 60:1.
As required by Canadian securities laws, we hereby notify Canadian investors that the scientific and technical information concerning our mineral projects in this presentation have been reviewed and approved by a “qualified person” under NI 43-101, namely our Vice President, Technical Services, W. David Tyler (which, for the avoidance of doubt, excludes the Wharf mine). For a description of the key assumptions, parameters and methods used to estimate mineral reserves included in this presentation, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, Canadian investors may view technical reports prepared for each of our properties as filed on SEDAR at www.sedar.com.
Neither the technical reports nor the statements of any qualified person filed with the Canadian securities regulatory authorities are included in, or incorporated by reference in, this presentation. Because the definitions and standards of NI 43-101 differ from those of Guide 7, investors are cautioned that information contained in reports prepared pursuant to NI 43-101, like the technical reports, may not be comparable to similar information that we can disclose in this presentation or the other reports we file with the SEC.
Additional Information and Where to Find It
The proposed acquisition of Paramount Gold and Silver Corp. referenced in this presentation will be submitted to Coeur’s stockholders for their consideration. In connection with the proposed transaction, Coeur has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Coeur and Paramount that also constitutes a prospectus of Coeur. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Coeur and Paramount file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Coeur free of charge by directing a request to investors@coeur.com.
Participants in Solicitation
Coeur and certain of its directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Coeur’s directors and executive officers in Coeur’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014, and its proxy statement for its 2014 Annual Meeting, which was filed with the SEC on March 31, 2014. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
Non-Solicitation
A registration statement relating to the securities to be issued by Coeur in the proposed transaction will be filed with the SEC, and Coeur will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

NYSE: CDE

Who We Are
One of world’s largest silver mining companies with diversified portfolio of five mines in three countries
Approximately half of sales derived from gold production
Provides superior leverage to both precious metals – share price has increased approximately 20% YTD
1
Deploying capital into high-return organic and external growth opportunities – expected to lead to stronger free cash flow
Strong operational consistency and costs trending down
Leading corporate governance practices
Significant corporate upgrades made in the last two years now showing results
1. As of 2/19/15.

NYSE: CDE
Coeur
2014
Coeur
2017
Silver Equivalent Production
(millions of ounces)
32 40 - 45
Gold Equivalent Production
(thousands of ounces)
533 670 - 750
Free Cash Flow
(in millions)
($60) $190 - $200
AISC per AgEq Ounce $19 $14 - $15
Coeur’s Transition Well Underway
Note: Coeur projections as of February 23, 2015 based on price assumptions of $17.50/oz silver and $1,225/oz gold and assume the closing of the Paramount Gold and Silver acquisition.
Coeur is now positioned to deliver near-term, quality growth in production and free cash flow with costs expected to drop to among the lowest in the industry in 2017

COEUR MINING

oz million

$ per AgEq ounce

$ million

$ million

NYSE: CDE
1. 2015E free cash flow includes $55 million cash outflow for the purchase of Wharf and excludes $50 million assumed bridge financing.
Note: Projections as of February 23, 2015 based on price assumptions of $17.50/oz silver and $1,225/oz gold and assume the closing of the Paramount Gold and Silver transaction. See slide 15 in the Appendix for additional footnotes.
AgEq Production Profile
All-in Sustaining Costs
Operating Cash Flow
Free Cash Flow
1
Three-year Company Outlook
$17.50 - $18.50
$17.00 - $18.00
$14.00 - $15.00
$0.00
$5.00
$10.00
$15.00
$20.00
$25.00
2015E 2016E 2017E
$190 - $210
-$110
-$60
-$10
$40
$90
$140
$190
$240
2015E 2016E 2017E
2017E
($100) – ($120) ($90) – ($110)
$270 - $290
$110 - $130
$80 - $100
$0
$50
$100
$150
$200
$250
$300
2015E 2016E 2017E
32.4 – 35.4 32.0 – 35.0
40.0 – 45.0
0.0
10.0
20.0
30.0
40.0
50.0
2015E 2016E 2017E
-$160

NYSE: CDE
Recent Evidence of Company’s Execution of Strategy
2014 production of 32.2 million AgEq ounces, at high end of guidance
Achieved significant cost savings YOY including a 26% reduction in G&A, 36% lower capital expenditures, 10%
decline in exploration spending, and costs applicable to sales 8% below initial 2014 guidance
2014 Rochester production increased 50% and 45% for silver and gold, respectively, from the prior year
New stream agreement with Franco-Nevada expected to significantly improve Palmarejo’s cash flow when current agreement ends in 2016
Underground mining rates at Guadalupe continue to increase, averaging ~500 ore tons per day YTD in 2015 and are expected to reach 1,500 ore tons per day by 3Q
Significant  unit cost reductions at Kensington during 2H 2014 as a result of strong throughput and robust grade; Kensington production and cost performance expected to continue in 2015
Announced acquisition of Paramount Gold and Silver; commenced tunnel to Independencia / Don Ese and expect to reach Don Ese by year-end assuming transaction closes
Wharf acquisition closed February 20, six weeks earlier than expected

NYSE: CDE
Achieved Significant Cost Savings in 2014
36%
reduction
26%
reduction
10%
reduction
8%
reduction
$93 million in total cost reductions in 2014
Reduced
Exploration
$3M
(2014 vs 2013)
Reduced
G&A
(2014 vs 2013)
Reduced
Capex
$37M
(2014 vs 2013)
Reduced
CAS
$39M
(2014 vs initial FY
Guidance)
$14M

NYSE: CDE
2014 Production Results
Demonstrated consistency at existing operations
Silver ounces in
thousands
Silver Gold Silver Equivalent
2014 Guidance 2014 Result 2014 Guidance 2014 Result 2014 Guidance 2014 Result
Palmarejo 6,700 - 7,000 6,558 84,000 - 90,000 86,673 11,740 - 12,400 11,758
San Bartolomé 5,700 - 6,000 5,852 — — 5,700 - 6,000 5,852
Rochester 4,100 - 4,400 4,189 38,000 - 42,000 44,888 6,380 - 6,920 6,882
Endeavor 500 - 600 590 — — 500 - 600 590
Kensington — — 107,000 - 112,000 117,823 6,420 - 6,720 7,069
Total 17,000 - 18,000 17,188 229,000 - 244,000 249,384 30,740 - 32,640 32,151

Coeur Claims
Palmarejo Mill
Independencia
Guadalupe Road
Guadalupe
La Patria
La Curra
El Ojito
Don Ese
San Miguel
San Francisco
San Antonio
La Union
Paramount Claims

?

NYSE: CDE
Proposed Acquisition of Paramount: What Did We Do?
On December 16, 2014, Coeur entered into an agreement to acquire Paramount Gold & Silver Corp. by issuing approximately 32.7M shares of Coeur and Paramount stockholders receiving shares in “SpinCo”, in an all-stock transaction valued at $146 million. Transaction expected to close in 2Q 2015
Coeur will receive a 4.9% common share interest in SpinCo, which will hold Paramount’s non-Mexican assets and US$10M of cash
Expected to close in the second quarter of 2015
Paramount controls more than 121,000 ha surrounding Palmarejo, containing seven known silver and gold deposits
Paramount’s Don Ese high-grade deposit is an extension of Palmarejo’s Independencia deposit
Through utilization of excess processing facility capacity, Coeur anticipates the combined Don Ese and Guadalupe deposits
over the next eight years
5000 AgEq GT
Ag Eq
gr/t x m
2000 AgEq GT
500   AgEq GT
250   AgEq GT
100   AgEq GT
>50   AgEq GT
NW
SE
could produce an average of approximately six million ounces of silver and 110,000 ounces of gold annually

NYSE: CDE
Proposed Acquisition of Paramount: What Does it Do for Coeur?
Enhances
Economics at
Palmarejo
Meets Financial
Criteria
Anticipated to be accretive on 2016 and beyond operating cash flow, free cash flow, and to NAV
Low expected capital of $15 million to achieve initial production by the end of 2015
All-stock transaction preserves Coeur’s liquidity in low price environment
Expected to meaningfully reduce Palmarejo’s and Coeur’s unit costs
Significant
Synergies
Merger expected to provide synergies between Palmarejo and San Miguel development (capex, operating costs, workforce, equipment, Chihuahua administration)
Removes need to develop stand-alone processing plant at San Miguel by processing material at
Palmarejo’s existing mill
Don Ese development can leverage Guadalupe development
Makes use of excess processing capacity at Palmarejo (6,000 tpd capacity)
Leverages recent modifications to Palmarejo’s processing facility
Unlocks and accelerates value at Independencia and other exploration targets located between
Guadalupe and Don Ese
Provides Palmarejo mill with additional source of production by end of 2015 to supplement production from Guadalupe
Expected to lower unit costs, increase production and cash flow
Don Ese production free from any non-government third-party royalties or stream obligations
In addition to Don Ese, other San Miguel deposits provide leverage to higher metal prices
Extensive land package offers considerable upside potential through exploration, including continuation of known structures

SOUTH DAKOTA
WHARF GOLD MINE
Lead
Pierre
Rapid City
Sioux Falls

NYSE: CDE
Acquisition of Wharf: What Did We Do?
On February 20, 2015, Coeur closed the acquisition of the Wharf gold mine located near Lead, South Dakota from a subsidiary of Goldcorp, Inc.
All cash transaction with a purchase price of $105 million
Open-pit, heap leach gold mine which has produced more than 2 million ounces of gold over 30+ years
7 years of mine life based on existing reserves with exploration upside
Experienced, stable, and dedicated workforce of approximately 190 employees
Excellent health, safety, and environmental track record, progressive reclamation history, and strong social license

NYSE: CDE
Acquisition of Wharf: What Does it Do for Coeur?
Immediate Boost to
Cash Flow and
Production
Improves Risk Profile
Reduces Coeur’s
Cost Structure
Attractively Priced
Transaction
Expected to increase Coeur’s 2015 EBITDA by over 30% and boost free cash flow
Expected to increase Coeur’s 2015 AgEq production by approximately 15%
Provides opportunity to take advantage of existing U.S. NOLs
Complements Coeur’s existing geographic profile
Coeur has a 25-year track record of successfully operating open pit, heap leach mines in the U.S.
Adds stable, established source of production and cash flow to Coeur’s existing portfolio
Long history of reserve replacement
Wharf’s all-in sustaining costs expected to be $800 - $875 per gold ounce
1
in 2015
Minimal sustaining capital expenditures
Acquisition expected to generate a return in excess of Company’s mid-teen hurdle rate based on current metal prices
Accretive on all key metrics
No equity issuance
1. Non-GAAP measure. Guidance provided by Goldcorp on January 12, 2015.

NYSE: CDE
•
Production from U.S.
operations expected to
exceed 50% by 2017
•
Bolivia production
contribution drops
significantly by 2017
Contribution by Jurisdiction
Note: 2014 FCF based on actual results and $1,252/oz gold and $18.87/oz silver; 2017E FCF based on $1,225/oz gold and $17.50/oz silver. See slide 15 for additional footnotes.
•
Significant increase
expected in U.S.-sourced
free cash flow
•
Bolivia drops from 38%
of Coeur’s free cash flow
to 4% by 2017
43%
37%
18%
2%
2014 AgEq Production
51%
36%
12%
1%
2017E AgEq Production
16%
38%
40%
6%
2014 FCF
50%
45%
4%
1%
2017E FCF
United States Mexico Bolivia Australia

NYSE: CDE
Near-Term Items to Watch……
Re-scoped mine plan at Kensington in April 2015
Reserve and mineralized material estimate and 43-101 TR for Wharf in
1H 2015
Production growth at Rochester and progress of POA 10 expansion
Ramp up at Guadalupe and transition of Palmarejo
Closing acquisition of Paramount in 2Q 2015; new reserve and mineralized material estimate and 43-101 TR in 1H 2015
Further cost reductions
Continued cash conservation while maintaining low net debt

Appendix

NYSE: CDE
Footnotes for 2015 – 2017 Company Outlook
1. Gold and silver equivalence assumes a silver to gold ratio of 60:1.
2. 2014 FCF based on actuals and $1,252/oz gold and $18.87/oz silver; 2017 FCF based on $1,225/oz gold and $17.50/oz silver. Free cash flow is defined as cash flow from operating activities less capital expenditures, acquisitions, and royalty payments.
3. See non-GAAP reconciliation tables in the appendix to this presentation for 2014 all-in sustaining costs.
4. Paramount Gold and Silver represents approximately 14% of expected 2017 production and approximately 19% of expected 2017 free cash flow.
Cautionary Statements Regarding Company Outlook
In connection with Coeur’s regular planning process, Coeur’s management prepared certain unaudited financial projections, some portions of which are included in this presentation. These projections were prepared to give effect to the acquisition of Paramount Gold and Silver Corp. and the Wharf mine.
These projections were not prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or GAAP, but, in the view of Coeur’s management, were prepared on a reasonable basis, reflect the best then-available estimates and judgments, and present, to the best of management’s knowledge and belief at the time, the expected course of action and the expected future financial performance of Coeur. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this presentation are cautioned not to place undue reliance on these projections.
These projections have been prepared by, and are the responsibility of, Coeur’s management. Neither Coeur’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such projections.
The assumptions and estimates underlying these projections are inherently uncertain and, although considered reasonable by the management of Coeur as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in these projections, including, among others, risks and uncertainties relating to Coeur’s businesses (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described in the “Risk Factors” section of Coeur’s annual report on Form 10-K and its other periodic reports filed with the SEC.
Accordingly, there can be no assurance that these projections are indicative of the future performance of Coeur or that actual results will not differ materially from those presented. Inclusion of these projections in this presentation should not be regarded as a representation by any person that the results contained in these projections will be achieved. Coeur does not intend to update or otherwise revise these projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Coeur does not intend to update or revise these projections to reflect changes in general  economic  or industry conditions.

NYSE: CDE
Well-Capitalized with Financial Flexibility
Net Debt = $207.5
As of December 31, 2014.
Summary balance sheet (in millions) Dec 31, 2014 Sept 30, 2014 June 30, 2014 Mar 31, 2014
Cash, equivalents, and short-term investments $270.9 $295.4 $316.8 $318.6
Total debt $478.4 $469.5 $480.1 $464.2
Net debt $207.5 $174.0 $163.3 $145.7
LTM adjusted EBITDA
1
$86.7 $128.4 $148.8 $151.2
Total debt / adjusted EBITDA
1
5.5x 3.7x 3.2x 3.1x
Net debt / adjusted EBITDA
1
2.4x 1.4x 1.1x 1.0x
1. See non-GAAP reconciliation tables in the appendix to this presentation.
Debt Maturity Schedule
Amount
(millions)
Maturity
Senior unsecured notes $437.5 2021
Convertible notes $5.3 2028
San Bartolomé letter of credit $10.3 2017
San Bartolomé letter of credit $4.5 2015
Capital leases $20.8 NA
Total debt $478.4
$270.9
$460.9
$17.5
$0 $100 $200 $300 $400 $500
Debt
Liquidity
in millions
Cash & equivalents Long-term debt Short-term debt

NYSE: CDE
Portfolio Includes 2 of the Top 15 Largest Primary Silver Mines
Endeavor Mine, Australia
2014: 0.6M oz  Ag
2015E: 0.4M – 0.6M oz Ag
Rochester Mine, Nevada
2014: 4.2M oz Ag; 44,888 oz Au
2015E: 4.7M – 5.0M oz Ag; 55,000 – 65,000 oz Au
Palmarejo Mine, Mexico
2014: 6.6M oz Ag; 86,673 oz Au
2015E: 3.9M – 4.3M oz Ag; 55,000 – 65,000 oz Au
Kensington Mine, Alaska
2014: 117,823 oz Au
2015E: 110,000 - 115,000 oz Au
Joaquin Project, Argentina
Guidance as published by Coeur on February 20, 2015.
Operation
Feasibility Stage Project
Ticker: Exchange CDE: NYSE
Shares Outstanding
1
103.3M
Avg. Daily Volume
1
$21.5M
52-week Low – High
1
$3.37 – $11.96
Market Capitalization
1
$630M
La Preciosa Project, Mexico
San Miguel Project, Mexico
2
Wharf Mine, South Dakota
3
2015E: 74,000 – 78,000 oz Au
Pending Acquisition
San Bartolomé Mine, Bolivia
2014: 5.9M oz Ag
2015E: 5.8M – 6.1M oz Ag
1.
Shares outstanding as of 2/19/15. Volume, market capitalization, and 52-week low-high as of 2/19/15 based on stock price of $6.06.
2.
Previously announced acquisition of Paramount Gold and Silver Corp. expected to close in the second quarter of 2015.
3.
Guidance based on February 20, 2015 closing date of Wharf gold mine acquisition. Wharf is expected to produce 85,000 – 90,000 ounces of gold in 2015 based on guidance provided by Goldcorp on January 12, 2015.

NYSE: CDE
FY 2014 4Q 2014 3Q 2014 2Q 2014 1Q 2014 FY 2013
Ore tons mined
2,087,207 508,532 512,657 497,942 568,076 2,291,073
OP mining costs per OP ton mined
$1.79 $1.80 $1.87 $2.16 $1.47 $1.63
UG mining costs per UG ton mined $44 $43 $44 $53 $37 $44
Total mining costs per ton mined $35 $33 $32 $43 $33 $37
Processing costs per ton processed $26 $28 $28 $27 $23 $25
G&A per ton processed $12 $10 $10 $13 $14 $13
Adjusted CAS per AgEq oz
1
was $15.70 in 4Q 2014, 9% higher than 3Q 2014 due to a
decline in grade and recovery rates
Modifications in the processing facility expected to result in improved recovery rates going forward
Underground mining rates at Guadalupe continue to increase; averaged 500 ore tons per day YTD in 2015 and expected to reach 1,500 ore tons per day by 3Q 2015
Open-pit operations are expected to end mid-2015 and underground mining at the original Palmarejo underground zones is expected to be completed by year-end
Mining expected to reach Don Ese deposit by year-end assuming the previously announced acquisition of Paramount closes
Unit Costs
4Q 2014 Highlights
Palmarejo:  Transitioning to Lower Tonnage, Higher-Grade,
Higher-Margin Operation
1. See non-GAAP reconciliation tables in the appendix to this presentation.

NYSE: CDE
Palmarejo:  Transitioning to Lower Tonnage, Higher-Grade,
Higher-Margin Operation
$11.95
$12.43
$10.28
$9.74
$13.13
$13.48
$14.43
$15.70
Adjusted costs applicable to sales per silver equivalent oz
1,2
22,965
28,191
29,893
35,486
25,216
23,706
22,514
15,237
1.6
2.0
1.9
2.0
1.8 1.8
1.5
1.4
1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14
Gold production Silver production (millions)
$10.1
$37.2
$50.8
$16.6
$10.2
$27.4
$20.2
($3.2)
$5.3
$9.2
$10.3
$8.9
$3.7
$5.6 $5.9
$10.9
1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14
Cash flow from operating activities ²
Capital expenditures
1. See non-GAAP reconciliation tables in the appendix to this presentation.
2. Excludes gold production royalty payments to Franco Nevada.

NYSE: CDE
FY 2014 4Q 2014 3Q 2014 2Q 2014 1Q 2014 FY 2013
Ore tons mined
14,902,414 3,947,963 3,922,831 3,496,840 3,534,780 13,401,538
Mining costs per ton mined $1.60 $1.28 $1.48 $1.22 $2.48 $2.30
Processing costs per ton processed $3.93 $3.28 $3.57 $4.20 $4.86 $4.15
G&A per ton processed $0.95 $0.89 $0.83 $1.16 $0.93 $2.12
Silver equivalent production increased 14% from 3Q 2014
CAS per AgEq oz
1
were $14.27, down 4% from 3Q 2014
Costs per ton continue to trend lower
Free cash flow
2
of $7.5 million in 4Q was the highest level since
2012
Crushing rates expected to total over 16.5 million tons in 2015
Approval for POA 10 expected by year-end with leach pad
construction expected to begin in 2Q 2016
Unit Costs
4Q 2014 Highlights
Rochester:  Mining Costs per Ton Declined 30% in 2014
1.
See non-GAAP reconciliation tables in the appendix to this presentation.
2.
Free cash flow is defined as cash flow from operating activities less capital expenditures and royalty payments.

NYSE: CDE
Rochester:  Higher Silver and Gold Production Drove Highest
Cash Flow in Two Years
1. See non-GAAP reconciliation tables in the appendix to this presentation.
$15.15
$14.95
$15.83
$16.63
$12.67
$15.79
$14.80
$14.27
8,742
9,404
4,824
7,890
8,192
9,230
11,702
15,764
648
844
595
712
750
1,112
1,156
1,170
1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14
Gold production
Silver production (thousands)
$5.6
($3.4) ($3.6)
($9.7)
($9.0)
$4.3
$8.2
$10.2
$3.3
$6.6
$12.3
$7.2
$1.0
$4.0 $4.2
$2.7
1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14
Cash flow from operating activities Capital expenditures
Costs applicable to sales per silver equivalent oz ¹

NYSE: CDE
FY 2014 4Q 2014 3Q 2014 2Q 2014 1Q 2014 FY 2013
Ore tons mined 642,249 158,424 154,122 163,625 166,078 553,972
Mining cost per ton mined $62 $59 $62 $66 $58 $47
Processing costs per ton processed $40 $39 $44 $41 $39 $26
G&A per ton processed $32 $31 $35 $33 $31 $75
Gold production of 33,533 ounces, 9% higher than 3Q 2014
CAS per gold ounce
1
of $845, down 10% from 3Q 2014 as a
result of strong throughput combined with robust grade and
recovery performance
Tons milled reached record 167,417 in 4Q and resulted in lowest unit costs since 1Q 2014
Gold ounces sold were 33% lower than ounces produced due to
a shipping delay as a result of the ongoing labor dispute at the port facilities on the West Coast of the United States
Jualin permitting process has begun for underground
development with initial production expected in 2017
Unit Costs
4Q 2014 Highlights
Kensington: Robust Head-Grade and Strong Throughput Propels
Improved Cost Performance
1. See non-GAAP reconciliation tables in the appendix to this presentation.

NYSE: CDE
Kensington: Robust Head-Grade and Strong Throughput Propels
Improved Cost Performance
1. See non-GAAP reconciliation tables in the appendix to this presentation.
$900
$1,227
$894
$677
$1,005
$1,008
$937
$845
Costs applicable to sales per gold oz  ¹
25,206
22,583
28,323
36,469
25,428
28,089
30,773
33,533
1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14
Gold production
$11.7
$7.6
$1.9
$11.3
$13.9
($0.6)
$17.0
($3.7)
$3.3
$7.4
$4.9
$5.7
$4.7
$4.0
$3.6
$3.9
1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14
Cash flow from operating activities Capital expenditures

NYSE: CDE
FY 2014 4Q 2014 3Q 2014 2Q 2014 1Q 2014 FY 2013
Ore tons mined
2,591,181 756,197 745,592 863,879 585,513 2,921,947
Mining costs per ton mined $3.42 $3.46 $3.45 $3.04 $3.90 $3.41
Processing costs per ton processed $25 $25 $24 $25 $26 $26
G&A per ton processed $5.08 $5.26 $ 4.60 $4.64 $5.94 $11.38
Silver production, grades, recovery rates, and costs remain
relatively stable
1. See non-GAAP reconciliation tables in the appendix to this presentation.
Unit Costs
San Bartolomé:  Stable Production and Cost Performance
4Q 2014 Highlights

NYSE: CDE
San Bartolomé: Stable Production and Cost Performance
1. See non-GAAP reconciliation tables in the appendix to this presentation.
$13.41
$14.14
$15.26
$13.25
$13.91
$13.93
$13.85
$14.22
$14.91
Costs applicable to sales per silver equivalent oz  ¹
($5.4)
$32.8
$7.6
$8.9
$4.5
$18.9
$12.3
$2.3
$0.0
$3.2
$4.2
$3.8
$1.4 $1.7
$2.8
$2.0
1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14
Cash flow from operating activities Capital expenditures
1.4
1.5 1.5 1.5
1.4
1.5 1.5 1.5
1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14
Silver production (millions)

NYSE: CDE
in millions except gold production
2015 Guidance 2014 Result
Costs applicable to sales per silver equivalent ounce
3
– Palmarejo $16.25 - $17.75 $15.40
Costs applicable to sales per silver equivalent ounce
3
– San Bartolomé $13.50 - $15.00 $14.29
Costs applicable to sales per silver equivalent ounce
3
– Rochester $12.50 - $14.00 $14.49
Costs applicable to sales per gold ounce
3
– Kensington $900 - $975 $951
Costs applicable to sales per gold equivalent ounce
3
– Wharf
2
$750 - $825 NA
Capital expenditures $85 - $95 $64
General and administrative $36 - $39 $41
Exploration expense
4
$10 - $12 $22
All-in sustaining costs per silver equivalent ounce
3
$17.50 - $18.50 $19.72
2015 Guidance
Cost Outlook
1
Silver Production
Gold Production
6,558
5,852
4,189
590
4,100
5,950
4,850
500
Palmarejo San Bartolomé Rochester Endeavor
2014 Actual 2015 Guidance Midpoint
1
114,821
86,673
30,860
112,500
60,000
60,000
76,000
Kensington Palmarejo Rochester Wharf
2
2014 Actual 2015 Guidance Midpoint
1
1.
Guidance published by Coeur on February 20, 2015.
2.
Based on February 20, 2015 closing date of Wharf gold mine acquisition. Wharf is expected to produce 85,000 – 90,000 ounces of gold at AISC $800 - $875 per gold ounce in 2015 based on guidance provided by Goldcorp on January 12, 2015.
3.
Non-GAAP measure. For 2014 see non-GAAP reconciliation tables in the appendix to this presentation.
4.
2015 guidance represents current assets only. Expected to be revised upward once the proposed Paramount acquisition is closed.

NYSE: CDE
Non-GAAP to U.S. GAAP Reconciliation
(unaudited)
Adjusted EBITDA
in thousands LTM 12/31/14 LTM 9/30/14 LTM 6/30/14 LTM 3/31/14 LTM 12/31/13
Net income (loss) ($1,155,884) ($658,374) ($708,105) ($700,024) ($650,563)
Interest expense, net of capitalized interest 47,546 47,959 46,006 44,625 41,303
Interest income and other, net (1,375) (8,526) (6,948) (19,162) (13,323)
Income tax provision (benefit) (459,244) (209,626) (195,102) (174,050) (158,116)
Amortization 162,436 186,585 204,697 220,169 229,437
Fair value adjustments, net (3,618) (15,252) 21,499 (53,536) (82,768)
Gain on sale of building -- -- -- -- (1,200)
Gain on commutation of reclamation bonding arrangements -- -- -- -- (7,609)
Loss on revolver termination 3,035 3,035 3,035 3,035 --
Impairment of marketable securities 6,593 4,825 4,603 20,861 18,308
Litigation settlement -- -- -- 32,046 32,046
Inventory adjustments 14,482 4,993 6,353 4,373 5,691
Write-downs 1,472,721 772,788 772,788 772,874 772,993
Adjusted EBITDA $86,692 $128,407 $148,826 $151,211 $186,199

NYSE: CDE
Non-GAAP to U.S. GAAP Reconciliation
(unaudited)
Costs Applicable to Sales
(dollars in thousands except per ounce costs)
Year-ended December 31, 2014
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP)
$256,707 $109,082 $112,252 $8,514 $486,555 $148,961 $635,516
Amortization 69,431 19,423 20,790 4,308 113,952 43,619 157,571
Costs applicable to sales 187,276 89,659 91,462 4,206 372,603 105,342 477,945
Silver equivalent ounces sold 12,161,719 6,275,769 6,309,912 586,242 25,333,642 --
Gold ounces sold -- -- -- -- -- 110,822
Costs applicable to sales per ounce $15.40 $14.29 $14.49 $7.71 $14.71 $951
Inventory adjustment (0.93) (0.17) (0.16) -- (0.53) (11)
Adjusted costs applicable to sales per ounce $14.47 $14.12 $14.33 $7.17 $14.18 $940
(dollars in thousands except per ounce costs)
three months ended December 31, 2014
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP)
$64,397 $34,611 $34,591 $2,678 $136,296 $27,383 $163,679
Amortization 16,235 4,993 5,955 1,586 28,839 8,458 37,227
Costs applicable to sales 48,162 29,617 28,656 1,092 107,527 18,925 126,452
Silver equivalent ounces sold 2,350,080 1,985,952 2,001,976 191,983 6,529,991 --
Gold ounces sold -- -- -- -- -- 22,399
Costs applicable to sales per ounce $20.49 $14.91 $14.31 $5.69 $16.47 $845
Inventory adjustment (4.79) (0.53) (0.49) -- (2.04) (53)
Adjusted costs applicable to sales per ounce $15.70 $14.38 $13.82 $5.69 $14.43 $792

NYSE: CDE
Non-GAAP to U.S. GAAP Reconciliation
(unaudited)
Costs Applicable to Sales
(dollars in thousands except per ounce costs)
three months ended  September 30, 2014
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP)
$62,481 $25,564 $29,077 $1,998 $119,120 $47,555 $166,675
Amortization 16,493 5,117 5,359 909 27,878 12,887 40,765
Costs applicable to sales 45,988 20,447 23,718 1,089 91,242 34,668 125,910
Silver equivalent ounces sold 3,021,448 1,438,409 1,602,676 141,291 6,203,824 --
Gold ounces sold -- -- -- -- -- 37,009
Costs applicable to sales per ounce $15.22 $14.22 $14.80 $7.71 $14.71 $937
Inventory adjustment (0.79) (0.55) (0.02) -- (0.52) (48)
Adjusted costs applicable to sales per ounce $14.43 $13.67 $14.78 $7.71 $14.19 $889
(dollars in thousands except per ounce costs)
three months ended June 30, 2014
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP)
$67,595 $25,550 $29,406 $1,701 $124,252 $34,784 $159,036
Amortization 18,044 4,855 5,025 859 28,783 11,566 40,349
Costs applicable to sales 49,551 20,695 24,381 842 95,469 23,218 118,687
Silver equivalent ounces sold 3,528,219 1,494,100 1,544,456 106,126 6,672,901 --
Gold ounces sold -- -- -- -- -- 23,028
Costs applicable to sales per ounce $14.04 $13.85 $15.79 $7.94 $14.31 $1,008
Inventory adjustment (0.56) -- (0.06) -- (0.31) (187)
Adjusted costs applicable to sales per ounce $13.48 $13.85 $15.73 $7.94 $14.00 $821

NYSE: CDE
Non-GAAP to U.S. GAAP Reconciliation
(unaudited)
Costs Applicable to Sales
(dollars in thousands except per ounce costs)
three months ended  December 31, 2013
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP)
$75,690 $25,513 $19,167 $1,741 $122,111 $41,590 $163,701
Amortization 35,894 4,851 2,529 801 44,075 18,218 62,293
Costs applicable to sales 39,796 20,662 16,638 940 78,036 23,372 101,408
Silver equivalent ounces sold 3,649,557 1,485,217 1,000,568 112,965 6,248,307 --
Gold ounces sold -- -- -- -- -- 34,533
Costs applicable to sales per ounce $10.90 $13.91 $16.63 $8.32 $12.49 $677
Inventory adjustment (1.16) -- (1.00) -- (0.69) (39)
Adjusted costs applicable to sales per ounce $9.74 $13.91 $15.63 $8.32 $11.80 $638
(dollars in thousands except per ounce costs)
three months ended March, 31, 2014
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP)
$62,233 $23,358 $19,159 $2,135 $106,885 $39,240 $146,125
Amortization 18,659 4,457 4,451 953 28,520 10,709 39,229
Costs applicable to sales 43,574 18,901 14,708 1,182 78,365 28,531 106,896
Silver equivalent ounces sold 3,261,982 1,357,307 1,160,829 146,842 5,926,960 --
Gold ounces sold -- -- -- -- -- 28,386
Costs applicable to sales per ounce $13.36 $13.93 $12.67 $8.05 $13.22 $1,005
Inventory adjustment (0.23) -- (0.04) -- (0.13) (126)
Adjusted costs applicable to sales per ounce $13.13 $13.93 $12.63 $8.05 $13.09 $879

NYSE: CDE
Non-GAAP to U.S. GAAP Reconciliation
(unaudited)
Costs Applicable to Sales
(dollars in thousands except per ounce costs)
Three months ended  June 30, 2013
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP) $90,602 $37,639 $24,505 $2,907 $155,653 $43,313 $198,966
Amortization 35,384 4,824 1,989 1,224 43,421 13,159 56,580
Costs applicable to sales 55,218 32,815 22,516 1,683 112,232 30,154 142,386
Silver equivalent ounces sold 3,688,500 2,151,000 1,506,508 198,269 7,544,277 --
Gold ounces sold -- -- -- -- -- 24,573
Costs applicable to sales per ounce $14.97 $15.26 $14.95 $8.49 $14.88 $1,227
Inventory adjustment (2.54) (0.18) -- -- (1.30) (297)
Adjusted costs applicable to sales per ounce $12.43 $15.08 $14.95 $8.49 $13.58 $980
(dollars thousands except per ounce costs)
Three months ended  September 30, 2013
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP) $100,314 $22,461 $20,456 $2,769 $146,000 $45,570 $191,570
Amortization 33,475 4,788 2,518 898 41,679 18,086 59,765
Costs applicable to sales 66,839 17,673 17,938 1,871 104,321 27,484 131,805
Silver equivalent ounces sold 4,894,600 1,334,066 1,133,504 185,505 7,547,673 --
Gold ounces sold -- -- -- -- -- 30,752
Costs applicable to sales per ounce $13.66 $13.25 $15.83 $10.09 $13.82 $894
Inventory adjustment (3.38) -- -- -- (0.22) (130)
Adjusted costs applicable to sales per ounce $10.28 $13.25 $15.83 $10.09 $13.60 $764

NYSE: CDE
Non-GAAP to U.S. GAAP Reconciliation
(unaudited)
Costs Applicable to Sales
(dollars in thousands except per ounce costs)
Full-year ended  December 31, 2013
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP) $322,107 $105,930 $86,759 $9,575 $524,371 $167,325 $691,696
Amortization 133,535 19,103 8,890 3,755 165,283 62,750 228,033
Costs applicable to sales 188,572 86,827 77,869 5,820 359,088 104,575 463,663
Silver equivalent ounces sold 14,277,657 6,079,156 5,120,194 605,832 25,924,839 --
Gold ounces sold -- -- -- -- -- 116,055
Costs applicable to sales per ounce $13.25 $14.28 $15.54 $9.61 $13.85 $901
Inventory adjustment (0.30) -- (0.02) -- (0.17) (12)
Adjusted costs applicable to sales per ounce $12.95 $14.28 $15.52 $9.61 $13.68 $889
(dollars in thousands except per ounce costs)
Three months ended  March 31, 2013
Silver Gold
Total
Palmarejo
San
Bartolomé
Rochester Endeavor Total Kensington
Costs applicable to sales, including amortization (U.S. GAAP) $55,500 $20,318 $22,629 $2,149 $100,596 $36,851 $137,447
Amortization 28,782 4,640 1,852 828 36,102 13,286 49,388
Costs applicable to sales 26,718 15,678 20,777 1,321 64,494 23,565 88,059
Silver equivalent ounces sold 1,995,000 1,108,874 1,371,598 108,942 4,584,414 --
Gold ounces sold -- -- -- -- -- 26,197
Costs applicable to sales per ounce $13.39 $14.14 $15.15 $12.13 $14.07 $900
Inventory adjustment (1.44) -- -- -- (0.63) --
Adjusted costs applicable to sales per ounce $11.95 $14.14 $15.15 $12.13 $13.44 $900

NYSE: CDE
in thousands except per ounce costs FY 2014 4Q 2014 3Q 2014 2Q 2014 1Q 2014 FY 2013
Costs applicable to sales, including amortization (U.S. GAAP) $635,516 $163,679 $166,675 $159,036 $146,125 $691,696
Amortization 157,571 37,227 40,765 40,349 39,229 228,033
Costs applicable to sales 477,945 126,452 125,910 118,687 106,896 463,663
Treatment and refining costs 4,943 994 1,425 963 1,561 6,964
Sustaining capital 61,199 18,492 12,239 17,617 12,851 58,840
General & administrative 40,845 9,036 8,515 9,398 13,896 55,343
Exploration 21,740 5,783 6,587 5,153 4,217 22,360
Reclamation 7,468 1,549 2,041 1,964 1,914 3,746
Project & pre-development costs 16,588 3,721 2,154 6,388 4,325 11,869
Total $630,728 $166,027 $158,871 $160,170 $145,660 $622,785
Silver equivalent ounces sold 31,983 7,874 8,424 8,055 7,630 32,888
All-in sustaining costs per silver equivalent ounce $19.72 $21.09 $18.86 $19.89 $19.09 $18.94
Inventory adjustments (0.45) (1.84) (0.59) (0.79) (0.57) (0.17)
Adjusted all-in sustaining costs per silver equivalent ounce $19.27 $19.25 $18.27 $19.10 $18.52 $18.77
Non-GAAP to U.S. GAAP Reconciliation
(unaudited)
All-In Sustaining Costs

NYSE: CDE
External Growth - Strategic Investments
Apogee Silver (Cachinal project, Chile; 6.4% ownership interest):
Completed sale of Bolivia assets to Prophecy Coal Corp. for $3.9M, including $250,000 cash and 60 million Prophecy common shares
Caracara Silver (Princesa project, Peru; 3.2% ownership interest):
3,049 meter drill program completed at Princesa; Option agreement terminated
Commonwealth Silver and Gold (Commonwealth project, Arizona; 6.5% ownership interest):
Completed positive Preliminary Economic Assessment for the Commonwealth project
Huldra Silver (Treasure Mountain project, British Columbia, Canada; 6.8% ownership interest):
Launched first tranche of secured convertible debenture financing to raise $7M
Idaho North Resources (Eagleville project, Nevada; 10.1% ownership interest):
Exploration focus on western Nevada; Divide and Klondike properties located in prolific Tonopah silver-gold district; Coeur entered into earn-in option agreement with Idaho North in October 2014
Northair Silver Corp (La Cigarra project, Chihuahua, Mexico; 13.6% ownership interest):
Updated resource estimate in January 2015; Entered into agreement to acquire Los Cuates gold project adjacent to La Cigarra;
Coeur purchased 2.5% NSR royalty on production from the La Cigarra silver project in 2014
Orex Minerals (Los Crestones project, Sinaloa, Mexico; 1.0%):
Announced $1.2M private placement for continued drilling and development of Los Crestones; Drilling continues at depth at
Coneto and Jumping Josephine
Silver Bull Resources (Sierra Mojada project, Coahuila Mexico; 6.4% ownership interest):
Completed positive Preliminary Economic Assessment indicating 18 year mine life with 5.5 million ounce per year at cash costs per ounce of $6.58
Soltoro (El Rayo project, Jalisco, Mexico; 6.0% ownership interest):
Continued exploration at Tecolote and El Rayo projects; Recently identified Tierra Blanco gold target at El Rayo
Note: The above information and data is from publicly available sources.

NYSE: CDE
Year-end 2014 Location Short tons
Grade (oz/ton)
Silver Gold
Proven Reserves
Rochester Nevada, USA
89,077,000 0.56 0.004
San Bartolomé Bolivia
1,206,000 2.73 -
Kensington Alaska, USA
417,000 - 0.187
Endeavor Australia
1,323,000 1.82 -
Palmarejo Mexico
1,089,000 3.37 0.042
La Preciosa Mexico
18,830,000 3.16 0.006
Total Proven Reserves
111,942,000 1.06 0.005
Probable Reserves
Rochester Nevada, USA
56,158,000 0.54 0.003
San Bartolomé Bolivia
13,337,000 3.20 -
Kensington Alaska, USA
2,986,000 - 0.185
Endeavor Australia
1,102,000 2.24 -
Palmarejo Mexico
5,627,000 4.80 0.078
La Preciosa Mexico
21,851,000 2.71 0.004
Total Probable Reserves
101,061,000 1.60 0.012
Proven and Probable Reserves
Rochester Nevada, USA
145,235,000 0.55 0.004
San Bartolomé Bolivia
14,543,000 3.16 -
Kensington Alaska, USA
3,403,000 - 0.185
Endeavor Australia
2,425,000 2.01
Palmarejo Mexico
6,715,000 4.57 0.073
La Preciosa Mexico
40,681,000 2.92 0.005
Total Proven and Probable
213,002,000 1.32 0.009
Coeur’s Mineral Reserves

NYSE: CDE
Year-end 2014 Location Short tons
Grade (oz/ton)
Silver Gold
Measured Mineralized Material
Rochester Nevada, USA 72,228,000 0.45 0.003
Martha Argentina - - -
San Bartolomé Bolivia - - -
Kensington Alaska, USA 181,000 - 0.260
Endeavor Australia 7,716,000 2.28 -
Palmarejo Mexico 417,000 4.48 0.062
Joaquin Argentina 4,709,000 5.30 0.003
La Preciosa Mexico 2,305,000 1.40 0.003
Total Measured Mineralized Material 87,556,000 0.92 0.004
Indicated Mineralized Material
Rochester Nevada, USA
100,973,000 0.42 0.003
Martha Argentina
57,000 13.60 0.018
San Bartolomé Bolivia
7,033,000 1.91 -
Kensington Alaska, USA
1,385,000 0.00 0.242
Endeavor Australia
5,181,000 2.39 -
Palmarejo Mexico
4,554,000 4.81 0.086
Joaquin Argentina
6,842,000 4.25 0.004
Lejano Argentina
631,000 3.09 0.011
La Preciosa Mexico
4,808,000 1.74 0.004
Total Indicated Mineralized Material
131,464,000 0.99 0.008
Measured and Indicated Mineralized Material
Rochester Nevada, USA 173,201,000 0.43 0.003
Martha Argentina 57,000 13.60 0.018
San Bartolomé Bolivia 7,033,000 1.91 -
Kensington Alaska, USA 1,566,000 - 0.244
Endeavor Australia 12,897,000 2.33 -
Palmarejo Mexico 4,971,000 4.78 0.084
Joaquin Argentina 11,551,000 4.68 0.003
Lejano Argentina 631,000 3.09 0.011
La Preciosa Mexico 7,114,000 1.63 0.003
Total Measured and Indicated Mineralized Material 219,021,000 0.96 0.006
Coeur’s Measured and Indicated Mineralized Material
(Excluding Reserves)

NYSE: CDE
Notes to the mineral reserves and mineralized material:
Notes to Coeur’s Mineral Reserves and Mineralized Material
1. Effective December 31, 2014 except Endeavor effective June 30, 2014.
2. Assumed metal prices for estimated mineral reserves were $19.00 per ounce of silver and $1,275 per ounce of gold, except Endeavor at $2,200 per metric ton of lead, $2,400 per metric ton of zinc and $20 per ounce of silver.
3. Assumed metal prices for estimated mineralized material were $22.00 per ounce of silver and $1,350 per ounce of gold except Endeavor at $2,200 per metric ton of lead, $2,400 per metric ton of zinc and $20 per ounce of silver.
4. Mineralized material is in addition to mineral reserves and does not have not demonstrated economic viability. Mineralized material does not include mineral reserves.
5. Palmarejo mineral reserves and mineralized material are the addition of Palmarejo, Guadalupe, and Independencia deposits. There are no mineral reserves and mineralized material for La Patria in 2014.
6. Rounding of short tons, as required by reporting guidelines may result in apparent differences between tons and grade.

NYSE: CDE
Wharf’s Historical Mineral Reserves and Mineralized Material
Tons
(000s)
Grade (oz/t)
Gold Silver
Proven and Probable Reserves
Proven Reserves 15,179 0.022 0.078
Probable Reserves 8,245 0.026 0.108
Total Proven and Probable Reserves 23,424 0.024 0.089
Measured and Indicated Mineralized Material
Measured Mineralized Material 4,795 0.020 0.104
Indicated Mineralized Material 1,642 0.020 0.102
Total Measured and Indicated Mineralized Material 6,437 0.020 0.104
Notes to the above mineral reserves and mineralized material:
1.
2.
Mineral reserves and mineralized material estimate as reported by Goldcorp in its Annual Information Form dated March 31, 2014 ("AIF") for the financial year ended December 31, 2013, available to Canadian investors at www.sedar.com under Goldcorp's profile. As discussed in the AIF, mineral reserves and mineralized material were prepared by Goldcorp in accordance with NI 43-101 under the supervision of a qualified person. Coeur is not treating these historical estimates as current and has not completed sufficient work to classify the historical estimate as current mineral reserves or mineralized material for Coeur’s purposes. Coeur's qualified person will review and verify the scientific and technical information of Goldcorp, as well as complete the other work  necessary for purposes of preparing a 43-101 technical report, including validation of data quality, resource model accuracy, and costs used in reserve and mineralized material cutoffs.
As discussed in the AIF, mineral reserves were calculated by Goldcorp using metal prices of $1,300 per gold ounce and $22 per silver ounce, and mineralized material were calculated using $1,500 per gold ounce and $24 per silver ounce. Mineralized material are in addition to mineral reserves and do not have demonstrated economic viability. Rounding of tons, as required by reporting guidelines, may result in apparent differences between tons and grade.

NYSE: CDE
Executive Leadership
Mitchell J. Krebs – President and Chief Executive Officer. Mr. Krebs  joined Coeur in 1995 after spending several years in the investment banking industry in New York.
Mr. Krebs has held various positions in the corporate development department, including Senior Vice President of Corporate Development. In March, 2008, Mr. Krebs was
named Chief Financial Officer, a position he held until being appointed President and CEO in July 2011.
Peter C. Mitchell – Senior Vice President and Chief Financial Officer. Mr. Mitchell came to Coeur from Taseko Mines Limited where he served as Chief Financial Officer, leading Taseko's financial operations, including sourcing strategic capital to fund the company's strategic growth plan. Previously,
Mr. Mitchell was involved in leading and managing growth in private equity portfolio companies through acquisitions, integrations and greenfield initiatives.
Frank L. Hanagarne, Jr. – Senior Vice President and Chief Operating Officer. Mr. Hanagarne was most recently Chief Operating Officer of Valcambi, SA, a precious metal refiner in Switzerland. Prior to his appointment as operations head of Valcambi in early 2011, Mr. Hanagarne was a Director of Corporate Development for Newmont
Mining Corporation. Mr. Hanagarne's 17 years of service at Newmont has included positions of increasing responsibility within key areas of Newmont's operations and business functions as well as environmental, health and safety.
Joe Phillips – Senior Vice President and Chief Development Officer. Mr. Phillips has extensive experience in mine development and operations and has a proven record of leadership and team building resulting in successfully building mines on time and on budget. Mr. Phillips comes to Coeur from Silver Standard Resources where he served as Senior Vice President of Operations and Development and acting Chief Operating Officer. Prior to that, Mr. Phillips served as Senior Vice President of Project
Development at Pan American Silver.
Humberto Rada – President, Coeur South America and of Coeur’s Bolivian subsidiary Empresa Minera Manquiri, S.A. Prior to joining Coeur in July 2008,
Mr. Rada served as General Manager for Newmont Mining Corporation’s Bolivian company Inti Raymi. Mr. Rada is currently President of Bolivia’s National Mining
Association and has over 23 years of experience in South American mining and finance.
Mike Harrison – Vice President, Corporate Development. Prior to joining Coeur, Mr. Harrison was Director of Investment Banking for the Mining Group at Cormark
Securities Inc. in Toronto, Canada. In addition to seven years of investment banking experience, Mr. Harrison spent eight years in BHP Billiton's Global Exploration Group.
Keagan J. Kerr – Senior Vice President, Corporate Affairs and Human Resources. Mr. Kerr leads the organization in all aspects of human resource and corporate communication programs across Coeur’s operating regions-including employee and public relations, executive compensation, talent attraction, leadership development and strengthening of organization capability. He has a track record of accomplishment in large scale mining operations on multiple continents through various leadership roles with Barrick Gold Corporation.
Casey M. Nault – Senior Vice President, General Counsel and Secretary. Mr. Nault has extensive experience as a corporate and securities lawyer, including prior in-house positions with Starbucks and Washington Mutual and law firm experience with Graham & Dunn in Seattle and Gibson, Dunn & Crutcher in Los Angeles. His experience includes securities compliance and SEC reporting, corporate governance, mergers and acquisitions, public and private securities offerings and other strategic transactions.
Hans Rasmussen – Vice President, Exploration. Mr. Rasmussen has 30 years of experience in the mining business, 16 years of which were with senior producers Newmont
Mining and Kennecott/Rio Tinto; as well as serving as a consultant for senior producers such as BHP, Teck-Cominco and Quadra Mining. Since 2004, he has been an officer or served on the Board of Directors of several junior public exploration companies with gold and silver projects in Quebec, Nevada, Argentina, Chile, Colombia, Peru, and
Bolivia.

NYSE: CDE
Board of Directors
Robert E. Mellor – Former Chairman, Chief Executive Officer and President of Building Materials Holding Corporation (distribution, manufacturing and sales of building materials and component products) from 1997 to January 2010, director from 1991 to January 2010; member of the board of directors of The Ryland Group (national residential home builder) since 1999; member of the board of directors of Monro Muffler Brake, Inc. (auto service provider) since August 2010 and lead independent director since April 2011; and member of the board of directors of Stock Building Supply Holdings, Inc. (lumber and building materials distributor) since March 2010.
Mitchell J. Krebs – President and Chief Executive Officer. (See prior slide)
Linda L. Adamany – Member of the board of directors of Leucadia National Corporation, a diversified holding company engaged in a variety of businesses, since
March 2014; non-executive director of Amec Foster Wheeler plc, an engineering, project management and consultancy company, since October 2012; member of the board of directors of National Grid plc, an electricity and gas generation, transmission and distribution company, from November 2006 to November 2012. Served at BP plc in several capacities from July 1980 until her retirement in August 2007, most recently from April 2005 to August 2007 as a member of the five-person Refining &
Marketing Executive Committee responsible for overseeing the day-to-day operations and human resource management of BP plc's Refining & Marketing segment, a
$45 billion business at the time.
Kevin S. Crutchfield – Chairman and Chief Executive Officer of Alpha Natural Resources, Inc. (NYSE:ANR). He has been with Alpha Natural Resources since its formation in
2003, serving as Executive Vice-President, President, Director, Chief Executive Officer and most recently the additional responsibility of Chairman. Mr. Crutchfield is a
25-year coal industry veteran with technical, operating and executive management experience and is currently the Vice Chairman of the National Mining Association and
the American Coalition for Clean Coal Electricity.
Sebastian Edwards – Henry Ford II Professor of International Business Economics at the Anderson Graduate School of Management at the University of California, Los
Angeles (UCLA) from 1996 to present; Chairman of the Inter American Seminar on Economics from 1987 to present; member of the Scientific Advisory Council of the Kiel
Institute of World Economics in Germany from 2002 to present; and research associate at the National Bureau of Economic Research from 1981 to present.
Randolph E. Gress – Chairman, Chief Executive Officer, and Director of Innophos Holdings, Inc., a leading international producer of performance-critical and nutritional specialty ingredients for the food, beverage, dietary supplements, pharmaceutical and industrial end markets. Mr. Gress has been with Innophos since its formation in
2004 when Bain Capital purchased Rhodia SA's North American specialty phosphate business. Prior to his time at Innophos, Mr. Gress was with Rhodia since 1997 and held various positions including Global President of Specialty Phosphates (with two years based in the U.K.) and Vice-President and General Manager of the NA Sulfuric Acid and
Regeneration businesses. From 1982 to 1997, Mr. Gress served in various roles at FMC Corporation including Corporate Strategy and various manufacturing, marketing, and supply chain positions.
John H. Robinson – Chairman of Hamilton Ventures LLC (consulting and investment) since founding the firm in 2006. Chief Executive Officer of Nowa Technology, Inc.
(development and marketing of environmentally sustainable wastewater treatment technology) from 2013 to 2014. Vice Chairman of Olsson Associates (engineering consultants) from 2004 to 2005. Chairman of EPCglobal Ltd. (professional engineering staffing) and Executive Director of MetiLinx Ltd. (software) from 2003 to 2004.
Executive Director of Amey plc (business process outsourcing and construction) from 2000 to 2002.
J. Kenneth Thompson – President and Chief Executive Officer of Pacific Star Energy LLC (private energy investment firm in Alaska) from September 2000 to present, with a principal holding in Alaska Venture Capital Group LLC (private oil and gas exploration company) from December 2004 to present; Executive Vice President of ARCO’s Asia
Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000.

NYSE: CDE
Corporate Office:
Coeur Mining, Inc.
104 S. Michigan Ave, Suite 900
Chicago, Illinois 60603
Main Tel:
(312) 489-5800
Stock Tickers:
CDE: NYSE
Warrant Tickers:
CDE.WS: NYSE; CDM.WT: TSX
Website:
coeur.com
Contact:
Contact Information
Bridget Freas
Director, Investor Relations
bfreas@coeur.com
Donna Mirandola
Director, Corporate Communications
dmirandola@coeur.com